UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K/A

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009, OR

o	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number:  333-51223, 333-40264 and 333-108992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plans – Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia).

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

The Trustees of the Employee Savings and Thrift Plans - Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (the "Plan") have been notified that the auditor of the Plan's financial statements included in the Plan's Form 11-K for the year ended December 31, 2009 (the "financial statements"), is not registered with the Public Company Accounting Oversight Board (“PCAOB”). Accordingly, the Plan is filing this Form 11-K/A to label the financial statements as unaudited and to remove the audit report from such filing. The Plan is in the process of having the financial statements re-audited by a PCAOB-registered public accounting firm and will file such re-audited financial statements with a Form 11-K/A when the re-audit is completed.

REQUIRED INFORMATION

The following unaudited financial statements are enclosed with this report:

1.	Statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2.	Statement of income and changes in plan equity for each of the latest three fiscal years (or such lesser period as the plan has been in existence).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS AND THRIFT PLANS –
                   MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

Date: May 26, 2010

                    By:     /s/ Al-Wazir
        Al-Wazir
        Trustee

 By:  /s/  Omar Al-Ghamdi
         Omar Al-Ghamdi
         Trustee

EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY

UNAUDITED COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS:

Unaudited Combined Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	1

Unaudited Combined Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2009, 2008 and 2007	2

Notes to Unaudited Combined Financial Statements for the Years Ended December 31, 2009, 2008 and 2007	3- 8

EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY

UNAUDITED COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2009 AND 2008
(Expressed in Saudi Riyals)

	Notes	2009	2008
		(unaudited)	(unaudited)
ASSETS

Investments, at fair value:
Cash		4,741,806	4,225,277
The Procter & Gamble Company common stock	3a	36,340,736	34,406,377
The J.M. Smucker Company common stock	3b	50,316	36,121

Total investments		41,132,858	38,667,775

Loans to participants		47,975	106,845
Other receivables		440,579	466,326

Total assets		41,621,412	39,240,946

LIABILITIES

Amounts due to employees		-	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS		41,621,412	39,240,946

The combined financial statements were approved on February 24, 2010.

The accompanying notes form an integral part of these combined financial statements

EMPLOYEE SAVINGS AND THRIFT PLANS - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY

UNAUDITED COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

	Notes	2009	2008	2007
		(unaudited)	(unaudited)	(unaudited)
ADDITIONS

Contributions:
Employees contributions		3,986,538	3,967,772	3,531,859
Companies contributions		1,351,734	1,360,188	1,374,198

Total contributions		5,338,272	5,327,960	4,906,057
Investments (loss)/income:

Realized losses from investments	3	(405,390)	(39,792)	(18,681)
(Decrease)/increase in unrealized appreciation of investment	3	(692,833)	(8,352,107)	4,889,877
Interest income		19,700	64,645	86,147
Dividends from investments		655,870	693,293	609,207

Total investment (loss)/income		(422,653)	(7,633,961)	5,566,550

Total additions/(deletions)		4,915,619	(2,306,001)	10,472,607

DEDUCTIONS

Distribution and withdrawals to participants at market value		(2,535,153)	(5,082,925)	(4,559,107)

NET INCREASE/(DECREASE)		2,380,466	(7,388,926)	5,913,500

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year		39,240,946	46,629,872	40,716,372

End of year		41,621,412	39,240,946	46,629,872

The accompanying notes form an integral part of these combined financial statements

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

1.	PLANS DESCRIPTION AND RELATED MATTERS

The following brief description of the Employee Savings and Thrift Plans for Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of The Procter & Gamble Company (the “Plans”), is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

The Plans are not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor are they qualified under the United States Internal Revenue Code Section 401(a).

Trustees

The Trustees of the Plans include the chairman of Modern Industries Company (Dammam) and Modern Products Company (collectively, the “Companies”) and nominated managers of the Companies.

Eligibility

Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

Member’s accounts

An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member’s contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member’s account in accordance with the terms of the Plans.  Profits on bank deposits and net dividends are credited to the Employee Account.

Employee contributions

Basic deductions of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

·	Invest the full amount to purchase The Procter & Gamble Company (“P&G”) securities.
·	Invest the full amount in bank deposits.
·	Invest 50% of the amount to purchase P&G securities, and 50% in bank deposits.
The numbers of participating employees under each of the aforementioned programs at December 31, 2009 were 257, 75 and 9 (2008: 255, 75 and 12; 2007: 195, 42 and 61), respectively. Members may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in P&G securities.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

Companies’ contributions

The Companies credit each member with an amount ranging from 25% to 100% of the amount contributed by the employee, depending on the member’s length of continuous service, with the rate reaching 100% after ten years of continuous service.

Earnings

Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more P&G securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of the Member’s accounts.

Commission earned from bank deposits is allocated amongst the members of the Plans in proportion to their investments in bank deposits.

Vesting

The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies’ contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

Withdrawals

Withdrawals may be made from the member’s Employee Account at any time he chooses to, up to the extent of his contributions, the vested portion of the Companies’ Contributions and all relevant profits thereon.

The non-vested portion of the Companies’ Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the vesting schedule. These are paid to the employee on his separation from the Companies unless he meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

Loans

An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member’s monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee’s Account (including gains on securities) or six months salary, whichever is less. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.

Forfeitures

When members leave the Plans without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies’ Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies’ Contributions (see Companies Contributions).

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

Transferability

The Plans are 100% transferable between the Companies.

Costs of the plans

All administrative costs of the Plans are paid by the Companies.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of combination

The combined financial statements include the financial statements of all the Plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in the combination.

Basis of accounting

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plans invest in P&G securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with P&G securities, it is reasonably possible that changes in the value of P&G securities will occur in the near term and those changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Valuation of investments

Investments in P&G and J.M. Smucker Company securities are valued at the closing price on the New York Stock Exchange.  Bank deposits are stated at cost. Loans to participants are valued at amortized cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest income

Interest income represents interest earned on bank deposits.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

Foreign currency translation

The Plans’ primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plans’ year. Earnings in foreign currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2009, 2008 and 2007 were not significant.

Subsequent events

For the year ended December 31, 2009, the Plans have evaluated subsequent events for potential recognition and disclosure through February 24, 2010, the date the financial statements were available for issuance.

3.	INVESTMENTS

The investments held by the Plan as of December 31, 2009, 2008 and 2007, and the unrealized appreciation for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007

a) Procter and Gamble Company Common Stock

Number of shares	160,978	149,455	154,090

Market value	36,340,736	34,406,377	42,211,097
Cost	(27,607,337)	(24,965,276)	(24,429,136)

Unrealized appreciation	8,733,399	9,441,101	17,781,961

(Decrease)/increase in unrealized appreciation	(707,702)	(8,340,860)	4,892,665

b) J. M. Smucker Company

Number of shares	219	224	301

Market value	50,316	36,121	57,743
Cost	(29,508)	(30,182)	(40,557)

Unrealized appreciation	20,808	5,939	17,186

Increase/(decrease) in unrealized appreciation	14,869	(11,247)	(2,788)

(Decrease)/increase in unrealized appreciation of investment	(692,833)	(8,352,107)	4,889,877

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

The realized gain on sales of Company common stock for the years ended December 31, 2009, 2008, and 2007, was determined as follows:

	2009	2008	2007

Proceeds on sales of shares	2,295,209	4,597,144	5,527,754
Cost	(2,700,599)	(4,636,936)	(5,546,435)

Realized losses	(405,390)	(39,792)	(18,681)

4.	FAIR VALUE MEASUREMENTS

In accordance with FASB Accounting Standards Codification 820, the Plans classify their investments into Level I, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plans’ investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Fair Value Measurements as of December 31, 2009, Using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Procter and Gamble Company Common Stock	36,340,736	-	-	36,340,736
J.M. Smucker Company Common Stock	50,316	-	-	50,316
Participant Loan	-	47,975		47,975

Total	36,391,052	47,975	-	36,439,027

	Fair Value Measurements as of December 31, 2008, Using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Procter and Gamble Company Common Stock	34,406,377	-	-	34,406,377
J.M. Smucker Company Common Stock	36,121	-	-	36,121
Participant Loan	-	106,845		106,845

Total	34,442,498	106,845	-	34,549,343

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Saudi Riyals)

5.	RELATED-PARTY TRANSACTIONS

At December 31, 2009 and 2008, the Plan held 160,978 and 149,455 shares, respectively, of common stock of The Procter & Gamble Company, an affiliate, with a cost basis of SR 27,607,337 and SR 24,965,276, respectively. During the years ended December 31, 2009, 2008, and 2007, the Companies contributed SR 1,351,734, SR 1,360,188, and SR 1,374,198, respectively, to the Plan on behalf of participating employees.

During the years ended December 31, 2009, 2008, and 2007, the Plan recorded dividend income from these common stock of SR 655,870, SR 693,293, and SR 609,207, respectively.

6.	TAXES

Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

Dividend payments on P&G securities are received net of deduction for withholding taxes by the Government of the United States of America.

7.	THE J.M. SMUCKER COMPANY COMMON STOCK

In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to P&G shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”).  As a result of the spin-off, participants holding P&G common stock received one share of Smucker stock for every fifty shares of P&G stock.  The cost basis of the P&G common stock prior to the Smucker spin-off was allocated between P&G common stock held and the Smucker common stock received.  Participants are not permitted to purchase additional shares of Smucker.